Exhibit 99.1

Dejour Announces Q1 2011 Earnings Release
and Conference Call Schedule

Denver, Colorado, June 8, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions, announced today that it will release financial results for its fiscal 2011 first quarter ended March 31, 2011 on Tuesday, June 14, 2011 at 8:00am EST, prior to the market open.

In conjunction with the release, the Company has scheduled a conference call for Tuesday, June 14, 2011 at 12:00pm EST. Interested parties can join the live event by dialing 1-866-321-6651 at least 10 minutes prior to the start of the call, conference ID: 8781135. Participants from outside North America can join the event by dialing +1-416-642-5212 and utilizing the same conference ID.

For those unable to listen to the live call, a replay will be available through June 19, 2011 by dialing 1-888-203-1112 (+1-647-436-0148 for international callers) and entering pass code 8781135.  Additionally, an MP3 audio file will be available for download from Dejour’s website www.dejour.com  within 24 hours of the call. The audio link will be concurrently posted on the Company’s Facebook and Twitter feeds as it becomes available.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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